UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒   Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐   No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐   No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐   No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JANUARY 28, 2015

Date, Time and Place: Held on January 28, 2015, at 8:30AM, at Fidêncio Ramos Street, no 302, 4th floor, Vila Olímpia, City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: The majority of the members of the Board of Directors : José Luciano Duarte Penido (Chairman of the Board); Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto;  and Raul Calfat. Was justified the absence of sitting Director Mr. Alexandre Gonçalves Silva.

Presiding:                                      José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) to examine the Management Annual Report, the financial statements of the Company and the respective explanatory notes, regarding the fiscal year ended December 31, 2014, with the independent auditors’ opinion, Fiscal Council’s opinion and the Annual Report of the Statutory Audit Committee; (ii) to analyze the destination of profits and the distribution of dividends; ands (iii) to approve the donation of real state properties of the Company

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Approve the Company’s financial statements, the respective explanatory notes, the Management Annual Report and other statements regarding the fiscal year ended December 31, 2014, taking into account the independent auditors’ opinion issued by PricewaterhouseCoopers Auditores Independentes, the Fiscal Council’s opinion and the Annual Report of the Statutory Audit Committee, and to submit such documents to the Ordinary Shareholders Meeting.

(ii) Approve the destination of profits and the distribution of dividends under the terms of the Company’s financial statements and other documents approved in (i), above, and recommend at the Company’s shareholders’ meeting the distribution of the minimum mandatory dividends, corresponding to 25% of net profit, as adjusted by changes in reserves on the balance sheet as of December 31, 2014, of R$0.07 (seven cents of reais) per share, totaling R$36.951.105,33 (thirty-six million, nine hundred and fifty-one thousand, one hundred and five reais and thirty-three cents).

(iii) Approve the donation of real estate properties of the Company, located in the State of Mato Grosso do Sul, in accordance with the list below:

Municipality / State	Name of the Real Estate Property	Registration number	Total Area (ha)	Area to be donated (ha)	Book Value (BRL)	Recipient of the Donation
Brasilândia/MS	Fazenda Jandaia	7.439	7,5916	7,5916	135.000,00	Prefeitura Municipal de Brasilândia/MS
Três Lagoas/MS	Fazenda Rancho Fundo	47.121	12,10	12,10	490.000,00	Prefeitura Municipal de Três Lagoas/MS
Três Lagoas/MS	Fazenda Alagoas	23.562	32,09	32,09	49.715,76	Prefeitura Municipal de Três Lagoas/MS

The Executive Board of Fibria is hereby duly authorized to sign any and all documents necessary to implement the decision registered above in (iii), according to the provisions set forth in its Bylaws. In addition, the acts previously performed by said Executive Board are hereby ratified.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto;  and Raul Calfat.; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, January 28, 2015

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on January 28, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO